GOLDCORP TO RELEASE 2018 SECOND QUARTER RESULTS ON JULY 25th; CONFERENCE CALL AND WEBCAST ON JULY 26th

Vancouver, British Columbia, June 13, 2018 – GOLDCORP INC. **(TSX: G, NYSE: GG)** will release its 2018 second quarter results after market close on Wednesday, July 25, 2018, followed by a conference call and webcast to be held on July 26, 2018 at 10:00 am PT.

Second Quarter 2018 Conference Call and Webcast details:

Date:	Thursday, July 26, 2018
Time:	10:00 a.m. (PT)
Toll Free (US and Canada):	1-800-355-4959
Outside US and Canada:	1-416-340-2216

A live and archived webcast will also be available on Goldcorp's website at www.goldcorp.com.

The conference call will be available for replay by phone at:

Toll Free (US and Canada):	1-800-408-3053
Outside US and Canada:	1-905-694-9451
Replay end date:	Aug 26, 2018
Replay Passcode:	4818060#

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com